Mail Stop 4561
via fax (706) 644-0161

July 16, 2008

Mr. Phillip W. Tomlinson
Chairman of the Board and Chief Executive Officer
1600 First Avenue
Columbus, Georgia 31901

      Re: Total System Services, Inc.
      Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
      Filed February 29, 2008 and April 28, 2008, respectively
      File no. 1-10254

Dear Mr. Tomlinson:

      We have reviewed your response letter dated June 13, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, part 1

Major Customers, page 2

1.   We note your response to our prior comment 4, in which we asked you to explain why you have not filed your long-term contracts with Bank of America and Capital One as exhibits to your Form 10-K. We do not agree with your suggestion that contracts with material customers need be filed only if the customer is responsible for the "major part" of a filer's products or services. Item

601(b)(10)(ii)(B) of Regulation S-K requires registrants to file as exhibits "any contract upon which the registrant's business is substantially dependent." Your response fails to convincingly demonstrate a lack of substantial dependence with regard to either contract.

Please provide further support for your conclusion that you are not substantially dependent on either of your two single largest contracts. Your response should include, but should not be limited to, your estimate of the quantitative effect on your net income and per share income if you were to lose 11.8% and 13.1% of your revenues because of a termination of either of the agreements. Though we note that you "were able to maintain [y]our earnings stream, protect [y]our prospective earning capacity and maintain [y]our operating and profit margins" in 2006, notwithstanding the loss of a 23.9% customer, you do not discuss the results that would have been achieved had you both retained the customer and experienced the increased revenues from other customers for that year. It appears that in your industry, which does not involve the sale of a fungible product, if you lose a customer who has historically provided a substantial portion of your revenues, your revenues and operating results would necessarily be adversely impacted.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.   With respect to your response to our prior comment 5, your disclosure that a "majority" of the changes in your revenues are attributable to volume activity appears to be unnecessarily vague in identifying the portion of the change attributable to volume changes. In future filings please provide a more precise estimate of the portion of the revenue change due to the change in volume. Also, consider describing any material assumptions you made in generating the quantitative estimate. See Item 303(a)(3)(iii) of Regulation S-K.

3.   We note your response to our prior comment 8, in which we asked you to provide a clear description of the process of deconverting your customers, as well as the impact on your business. You indicate that in some filings through the 2006 10-K your provided more detailed disclosure of the conversion process and its impact. Although the deconversion of Bank of America and Sears took place in fiscal 2006, the financial statements for 2006 are included in your 10-K for fiscal 2007, and it appears that information about the deconversion process and its impact on your business is helpful for current stockholders to understand your historic financials. To the extent an understanding of the deconversion process remains of significance to business and financial information discussed in future filings, please consider providing an appropriately expanded discussion of the deconversion process and its impact on your business.

Results of Operations, page 26

3.   We note your response to our prior comment 12 where you indicate that the
        transaction and processing provision includes actual processing errors and
        contractual contingencies, as well as changes in estimates related to the
        Company's provision for these items. You further indicate that the reserve for
        contractual contingencies and processing errors decreased in 2007 as a result of
        the Company's improvement to the quality of your delivery of product and
        services. In addition, you include a discussion of various contingencies that were
        resolved in the Company's favor during fiscal 2007, which resulted in a decrease
        in expense during the year. Please quantify the various items that contributed to
        the changes in the transaction processing provisions for each of the last three
        fiscal years and please provide a rollforward of the reserves for contingencies and
        processing errors for each period presented so that we may better evaluate the
        Company's prior response and the adequacy of your disclosures.

Consolidated Statements of Income, page 45

4.   We note your response to our prior comment 14 where you indicate that the
        Company is currently implementing the infrastructure necessary to capture and
        segregate costs between cost of revenues and SG&A expenses. We further note
        the Company's representations in your letter dated July 10, 2002 that expenses
        related to sales and marketing and general and administrative were not significant.
        Please clarify whether these expenses are still insignificant. Also, please tell us
        whether the Company has determined that virtually all of your operating expenses
        are the same as cost of services associated with service revenues. If so, then
        please revise your disclosures, preferably on the face of the income statement or
        in your footnote disclosures, to clearly indicate as such. Alternatively, if the
        Company cannot make this representation and your current disclosures are the
        result of system limitations, then it is still unclear to the Staff how your current
        presentation complies with Rule 5-03(b)(2) of Regulation S-X. Please explain
        further why you believe the Company's current presentation is appropriate and
        tell us how your disclosures will change once the new system implementation is
        complete.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

5.   We note your response to our prior comment 16 where you provided a breakdown
        of the Company's server-based software licensing arrangements, which are multi-
        year time-based licenses. It appears, however, that these arrangements are not the
        Company's only license arrangements as your disclosures in Note 1 and in your
        response to our prior comment 17 also refer to perpetual license arrangements.

Please tell us the amount of license revenues recognized (both time and perpetual) for each period presented. In addition, tell us how you considered presenting separate line items for revenue earned from the sale of your products and services in your Consolidated Statements of Operations pursuant to Rule 5-03(b)(1) of Regulation S-X.

6.   Clarify your statement that for those customers who "actually renew, almost all" renew at the contracted rate. In this regard, tell us what percentage of your customers actually renews the maintenance services and of those customers, tell us what percentage renews at the stated rates. Further, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief